

11015172

MMISSION
0549

ANNUAL AUDITED REPORT

Mail Processing Section

FORM X-17A-5

PART III   FEB 2 8 2011

SEC FILE NUMBER
8- 68422

FACING PAGE   Washington, DC

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 _____ AND ENDING 12/31/2010 _____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Continuity Partners Group, L.L.C.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

1776 Pleasant Plain Road

(No. and Street)

Fairfield   Iowa   52556

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carla Stone   641-472-5100

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP

(Name – if individual, state last, first, middle name)

221 3rd Avenue SE Ste 300	Cedar Rapids	Iowa	52401
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, <u>Carla Stone</u> , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>Continuity Partners Group, L.L.C.</u> , as of <u>December 31</u> , 20<u>10</u> , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Carla Stone
Signature

AVP, Finance
Title

Kristine W. Davis
Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Continuity Partners Group, L.L.C.

Financial Report
December 31, 2010

Contents

Independent Auditor's Report   1

Financial Statements

    Statement of financial condition   2
    Statement of operations   3
    Statement of changes in members' equity   4
    Statement of cash flows   5
    Notes to financial statements   6 – 11

Supplementary Schedules

I. Computation of net capital under Rule 15c3-1   12

II. Computation for determination of reserve requirements under Rule 15c3-3   13

III. Information relating to possession or control requirements under Rule 15c3-3   13

Independent Auditor's Report on Internal Control   14 – 15

McGladrey & Pullen, LLP
Certified Public Accountants

 McGladrey

Independent Auditor's Report

To the Board of Directors
Continuity Partners Group, L.L.C.
Fairfield, Iowa

We have audited the accompanying statement of financial condition of Continuity Partners Group, L.L.C. (the Company) as of December 31, 2010, and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Continuity Partners Group, L.L.C. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

McGladrey & Pullen, LLP

Cedar Rapids, Iowa
February 24, 2011

Continuity Partners Group, L.L.C.

Statement of Financial Condition
December 31, 2010

Assets

Cash and cash equivalents	$	5,451,528
Prepaid expenses		38,242
Notes receivable from members (Note 2)		475,092
Receivable from a related party (Note 6)		3,464
Intangible assets - rep/advisor contribution and assignment agreements (Note 3)		7,942,024
	$	13,910,350

Liabilities and Members' Equity

Accounts payable	$	-
Accrued expenses		-
Total liabilities		-

Commitments and Contingencies (Note 8)

Members' Equity (Notes 4, 5 and 7):

Members' equity contributions	13,118,975
Additional capital contributions	77,231
Equity issuance costs	(125,310)
Member's equity subscribed	27,062,914
Promissory note due from member for member's equity subscribed	(27,062,914)
Retained earnings	839,454
Total members' equity	13,910,350
	$ 13,910,350

See Notes to Financial Statements.

Continuity Partners Group, L.L.C.

Statement of Operations
Year Ended December 31, 2010

Revenue:		
Assignment payments - fees	$	947,441
Assignment payments - commissions		168,934
Other		13,153
Total revenue		1,129,528
Expenses:		
Administrative services (Note 6)		153,803
Total expenses		153,803
Net income	$	975,725

See Notes to Financial Statements.

Continuity Partners Group, L.L.C.

Statement of Changes in Members' Equity
Year Ended December 31, 2010

	Members' Equity Contributions	Additional Paid in Capital	Equity Issuance Costs	Member's Equity Subscribed	Promissory Note Due for Member's Equity Subscribed	Retained Earnings	Total Members' Equity
Balance, December 31, 2009	$ 361,681	$ -	$(125,310)	$ -	$ -	$(136,271)	$ 100,100
Issuance of Class A2 member units	4,900,000	-	-	20,000,000	(20,000,000)	-	4,900,000
Issuance of Class A3 member units in exchange for rep/advisor contribution and assignment agreements	7,857,294	-	-	-	-	-	7,857,294
Contribution of additional capital related to subscribed Class A2 member units	-	77,231	-	-	-	-	77,231
Appreciation in value of promissory note	-	-	-	7,062,914	(7,062,914)	-	-
Net income	-	-	-	-	-	975,725	975,725
Balance, December 31, 2010	$13,118,975	$ 77,231	$(125,310)	$27,062,914	$ (27,062,914)	$ 839,454	$13,910,350

Continuity Partners Group, L.L.C.

Statement of Cash Flows
Year Ended December 31, 2010

Cash Flows from Operating Activities:		
Net income	$	975,725
Adjustments to reconcile net income to net cash provided		
by operating activities:		
Change in assets and liabilities:		
Increase in prepaid expenses		(38,242)
Increase in receivable from related party		(3,464)
Net cash provided by operating activities		934,019
Cash Flows from Investing Activities:		
Disbursements on notes receivable from members		(520,000)
Payments received on notes receivable from members		44,908
Purchase of rep/advisor contribution and assignment agreements for cash		(84,730)
Net cash (used in) investing activities		(559,822)
Cash Flows from Financing Activities:		
Proceeds from issuance of Class A2 member units		4,900,000
Contribution of additional capital related to subscribed units		77,231
Net cash provided by financing activities		4,977,231
Net increase in cash and cash equivalents		5,351,428
Cash and cash equivalents, at beginning of year		100,100
Cash and cash equivalents, at end of year	$	5,451,528
Noncash Investing and Financing Activities:		
Issuance of promissory note for member units	$	20,000,000
Appreciation of promissory note and subscribed member units	$	7,062,914
Issuance of member units in exchange for rep/advisor contribution		
and assignment agreements	$	7,857,294

See Notes to Financial Statements.

Continuity Partners Group, L.L.C.

Notes to Financial Statements

Note 1.   Summary of Significant Accounting Policies

Organization and business: Continuity Partners Group, L.L.C. (the "Company") was organized as a limited liability company in Iowa on June 8, 2009. Through November 4, 2009, the Company was managed by its sole member, Continuity Management Group, L.L.C. ("CMG"), a wholly owned subsidiary of Cambridge Investment Group, Inc. (CIG). On November 4, 2009, the then largest shareholder of CIG, the Eric Schwartz Revocable Trust, subscribed for member units in the Company and on November 11, 2009, CMG subscribed for member units in the Company. On January 11, 2010, the Company, through a private placement of its member units acquired interests in the intangible assets (primarily customer relationships) of 42 registered representatives and investment advisor representatives (rep/advisors) all of whom held their securities registrations with Cambridge Investment Research, Inc, (CIR) and Cambridge Investment Research Advisors, Inc. (CIRA), both wholly owned subsidiaries of CIG; or with CIR and another independent registered investment advisor. The Company's acquired rights in these intangible assets include the right to a percentage of the revenue generated by the rep/advisor members through use of the intangible assets and the right to proceeds of any sale of the intangible assets in proportion to its ownership in them. These rights are documented through a Contribution and Assignment Agreement executed by each rep/advisor member.

In exchange for these intangible assets and the rights therein, the Company offers its rep/advisor members, in addition to equity interests in itself, a suite of services including enhanced practice management, marketing, recruiting, business management and succession planning consulting, as well as access to financing for succession plan implementation, practice acquisitions, and working capital for other growth strategies.

The Company is registered with the Securities and Exchange Commission (SEC) as an investment adviser and with the Financial Industry Regulatory Authority (FINRA) as a broker dealer. None of the Company's members hold securities registrations with the Company, nor does the Company provide brokerage or investment advisory services.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include the valuation of indefinite-lived intangible assets and related tests for impairment, appreciation in promissory note due from Class A2 member for member's equity subscribed, valuation of potential liability from redemption of member units, valuation of positive or negative incentive units and management fee allocation.

Cash equivalents: The Company considers liquid investments with maturities of three months or less to be cash equivalents. Cash includes cash held by clearing broker of $2,501,170 as of December 31, 2010.

Concentration of credit risk: The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risks on cash and cash equivalents.

Continuity Partners Group, L.L.C.

Notes to Financial Statements

Note 1.   Summary of Significant Accounting Policies (Continued)

Notes receivable from members: The Company may provide financing to rep/advisor members for succession plan implementation, practice acquisitions or working capital for other growth strategies. Interest charged on these loans is currently the Wall Street Journal prime rate plus two percent. Working capital loans are currently expected to fully amortize in twelve months. Succession planning implementation and practice acquisition loans are currently expected to fully amortize in five years. The interest rate on loans for succession planning implementation and practice acquisitions resets annually on January 1 to the then current prime rate plus two percent. Loans to members are collateralized by a member's practice assets not already owned by the Company and by the member's equity in the Company.

Indefinite-lived intangible assets: Registered representatives of CIR and investment advisor representatives of CIRA or another independent RIA, who meet eligibility requirements, may become Class A3 members of the Company by exchanging a negotiated portion of certain of their practice related assets, primarily customer relationships, for Class A3 member units. In some cases a portion of the consideration may be paid in cash. Coincident with the contribution of these practice related assets, the rep/advisor assigns to the Company a negotiated percent of the revenues the rep/advisor derives from the contributed assets. Such rep/advisors' practice related assets are valued by the Company using a multiple of twelve months trailing asset-based (recurring) revenue and a multiple of twelve months trailing transaction-based (non-recurring) revenue generated by the rep/advisor from those assets. The useful lives of the intangible assets acquired by the Company in this way are perpetual and therefore not subject to amortization. Instead the carrying value of the intangible assets acquired is evaluated annually for impairment using a discounted cash flows approach that uses the rep/advisors' revenues derived from practice related assets acquired by the Company to arrive at a value for the intangible assets. Major assumptions involved in this analysis include rep/advisor revenue growth rates and discount rate. In the event of an indication of impairment, the Company revalues the rep/advisor's practice related assets on the same basis as the initial valuation and adjusts down the carrying value of the intangible.

Member equity: The Company has issued three classes of member units. Class A1 units were issued to the company's managing member, CMG, in exchange for cash and certain intellectual property, in particular the concept and structure of the Company. Class A2 units were issued to the Eric Schwartz Revocable Trust and to certain other senior management of CIG, for cash. Class A3 units were issued to eligible rep/advisors in exchange for certain practice related intangible assets, primarily customer relationships, and for assignment by the rep/advisor of a negotiated percent of the revenues derived by the rep/advisor from those assets.

Promissory note from Class A2 member for member's equity subscribed: The Company holds a promissory note from its largest Class A2 member for that member's subscription for units above the number of units issued to the member for cash. The company accounts for the note as contra equity, offsetting the member's equity subscribed. The note was issued for $20,000,000, the value of 8,733,624 shares of the common stock of CIG as determined by independent appraisal, and is collateralized by those shares. The face amount of the note varies as a function of the value of the collateral shares. The Company adjusts the carrying value of both the note and the member units subscribed accounts twice annually, once between July 1 and December 31, using an estimate of the current year end value of the shares of CIG common stock, and once between January 1 and June 30, using the actual value of the shares of CIG common stock as of the prior year end as calculated by independent appraisal. Terms of the note require payment to the Company of any dividends received by the member on the CIG common stock collateral, reduced for a tax dividend defined as forty-five percent of the member's distributive share of CIG's net income attributable to the CIG common stock collateral. This dividend net of tax dividend is accounted for by the Company as additional capital contribution from the Class A2 unit holder and was $77,231 as of December 31, 2010. Payments of principal are to be made on the note in two installments, each due within forty-five days of CIG's receipt of its annual valuation as of December 31, 2023 and 2025. Payments of principal in whole or in part prior to these dates may be made upon mutual agreement between the Company and the Class A2 member.

Note 1. Summary of Significant Accounting Policies (Continued)

Continuity plans: Continuity plans are succession plans prepared in advance of a Class A3 member's retirement in order to afford an orderly transition of the member's practice to an approved successor member. Under the terms of an approved continuity plan, the Company may loan an approved successor member between ten and sixty percent (typically 40%) of the purchase price of the retiring member's practice related assets, primarily customer relationships, valued as described above, and may itself acquire an additional ten to fifty percent (typically 20%) ownership interest in those assets. Typically the date of the Class A3 member's exit or retirement from the rep/advisor practice is not known or fixed as of the date of the continuity plan agreement; nor is the future value of the member's rep/advisor practice known or knowable as of the date of the continuity plan agreement. Consequently, the Company upon entering into a continuity plan agreement does not record a liability for financing the continuity plan or for acquiring an additional interest in the member's rep/advisor practice. As of December 31, 2010, the Company was not a party to any continuity plan agreement. The Company had provided financing for one member to acquire an increased interest in the rep/advisor practice of another, but this financing was not under the terms of a continuity plan as described here.

Redemption of member units: Class A2 and Class A3 members may request the Company to redeem up to 25% of their member units at any time. Such a redemption, if approved by the Company's Board of Directors, would require, in the case of a Class A2 member, a simultaneous repurchase by the member of any amounts outstanding on the promissory note in the same proportion as the member is redeeming Class A2 units; and, in the case of an A3 member, may require, at the discretion of the Board of Directors, a simultaneous repurchase of the intangible assets contributed by the member in the same proportion as the member is redeeming class A3 units. No discount is applicable to the redemption in either of these cases nor are incentive units (see below) liquidated. In the case of the Class A2 member, a denial of the redemption request may not be appealed to the Company's Advisory Board. Class A3 members may appeal a denial but may also be required without recourse to the Advisory Board to repurchase the intangible assets contributed. Such a simultaneous repurchase of the Class A3 member's contributed intangibles would likely substantially offset the Company's liability in the redemption. Since redemptions of up to 25% of either the Class A2 or Class A3 members units are not certain, do not have a fixed date or fixed amount, and, in addition, in the case of the Class A3 member, may be substantially offset with the requirement to repurchase the members' contributed intangible, the Company has not recorded a liability for the possibility of redemption requests up to 25% of either a Class A2 or Class A3 member's units as of December 31, 2010.

Class A3 members may request redemption of units above 25% up to 100%, or under sudden circumstances may be required to redeem all of their units. A Class A3 member's request to redeem more than 25% up to 100% of member units, if denied by the Board of Directors, may not be appealed to the Advisory Board. The Board of Directors may require a Class A3 redeeming member to simultaneously repurchase the intangible assets contributed by the member in the same proportion as the member is redeeming Class A3 units. Unless the Class A3 member's request is to redeem 100% of such member's units, the member's incentive units will not be settled. If the terms of the redemption request are inconsistent with the member's approved continuity plan, the Company may apply a penalty discount to the repurchase price of the member units. Such penalty discounts may be appealed to the Advisory Board.

Termination of either a Class A2 or Class A3 member's securities registration with CIR requires redemption of 100% of the members' units and simultaneous repurchase by the member of, in the case of Class A2 members, the principal owing on the promissory note, or in the case of Class A3 members, the contributed intangible assets. In both Class A2 and Class A3 redemptions due to termination of the member's securities registration with CIR, if the redemption of units is inconsistent with an approved continuity plan, the Company may apply a discount to the value of the units redeemed. Application of the discount may be appealed to the Advisory Board.

Notes to Financial Statements

Note 1.   Summary of Significant Accounting Policies (Continued)

Since redemption requests of greater than 25% in the case of the Class A3 member, or redemptions of 100% of Class A2 or Class A3 members due to termination of securities registrations with CIR, do not have a fixed date or fixed amount and, in the case of the Class A3 member, may be substantially offset with the requirement to repurchase the member's contributed intangible, as of December 31, 2010 the Company has not recorded a liability for the possibility of redemption requests of greater than 25% of a Class A3 member's units or for the possibility of 100% redemptions upon termination of either a Class A2 or class A3 member's securities registration with CIR.

Incentive units: The Company may from time to time in the sole discretion of its Board of Directors issue positive or negative incentive units to members based on the members' contribution to the Company, which in the case of Class A3 members, may, for example, be measured as growth of the Class A3 members' rep/advisor practice value or the growth in revenues assigned to the Company; and in the case of a Class A2 member, may be measured as growth in the value of the shares of CIG stock collateralizing a Class A2 member's promissory note to the Company. Such incentive units do not constitute an equity interest in the Company. Annual awards of positive and negative incentive units are expected to sum to zero. Upon the redemption of a Class A2 or Class A3 member's equity units above 25% as described above or upon the dissolution of the Company, incentive units entitle the holder to receive a cash payment equal to the number of positive incentive units held multiplied by the then-current value of such units or, in the case of negative incentive units, require the holder to make a cash payment to the Company on the same basis. The value of a member's incentive units issued and outstanding at any point in time is equal to the value of a single unit of members' equity as determined at the most recent year end by independent appraisal, multiplied by the member's net positive and negative incentive units issued and outstanding. The sum of all issued and outstanding incentive units will be zero until the first member exits through a redemption of equity units and such exit triggers a settlement of that member's incentive units. The Company's net obligation to pay or right to receive cash in the event of redemptions or a dissolution of the Company will not be accounted for as either a liability or a receivable because the dates of such redemptions or dissolution are not determinable in advance; nor is the value of the incentive units a fixed amount. Since settlement of a member's issued and outstanding incentive units occurs only upon the member's partial or complete exit from the Company and is in effect an adjustment of the member's equity value at the time of redemption of the member's equity units, the Company will account for the settlement through a members' equity contra account. As of December 31, 2010, the company had issued no positive or negative incentive units.

Income taxes: The Company is a limited liability company taxed as a partnership. The Company's members are liable for federal and state income taxes on their proportionate share of its taxable income.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. As of and for the year ended December 31, 2010, the Company had no material uncertain tax positions that are required to be recorded as a liability. The Company files income tax returns in U.S. federal jurisdiction and various states. The Company is subject to U.S. federal, state and local tax examinations by tax authorities for the years 2009 and 2010.

Revenue recognition: Revenue assigned to the Company through Class A3 members' contribution and assignment agreements is recognized when it is reported to the member by CIR. As all Class A3 members must have their securities registrations with CIR and are paid through CIR for services rendered to their customers, the Company's revenue is normally paid to it by CIR at the same time that CIR pays its registered representatives, which in turn is within days of its being reported to the registered representatives.

Continuity Partners Group, L.L.C.

Notes to Financial Statements

Note 2. Promissory Notes Receivable from Class A3 members

Promissory notes receivable from Class A3 members at December 31, 2010 consist of the following:

Class A3 member succession plan financing	$ 384,305
Class A3 member working capital financing	90,787
	$ 475,092

Note 3. Intangible Assets – Rep/Advisor Contribution and Assignment Agreements

Intangible assets – contribution and assignment agreements at December 31, 2010 consist of the following:

Rep/advisor members' practice related assets acquired (primarily customer relationships), net of impairment	$ 7,942,024

As of December 31, 2010 the Company's annual testing of the carrying value of these intangible assets indicated no impairment.

Note 4. Members' Equity

As of December 31, 2010, the following classes and units were outstanding: 8,300,610 Class A1, 5,494,507 Class A2 and 8,634,389 Class A3. The Company declared no distributions payable to members during the year ended December 31, 2010.

Note 5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 in the first year of existence of the broker dealer and 15 to 1 thereafter. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. FINRA Rule 4110(c) prohibits withdrawal of equity capital for one year from contribution, except with prior approval from FINRA in writing. As of December 31, 2010, the Company had net capital of $5,401,505, which was $5,396,505 in excess of its required net capital of $5,000. The Company's ratio of net capital to aggregate indebtedness was not calculable since the company's aggregate indebtedness was zero.

Note 6. Related Party Transactions

The Company has a management agreement with its managing member, CMG, and an affiliate of CMG's parent, CIG. Under the agreement, all equipment, office space and administrative support required by the Company are provided by the affiliate. Salaries and benefits of affiliate's employees devoting more than 50% of their time to the Company are billed to the Company by the affiliate, plus an overhead factor equal to 10% of those salaries and benefits. The sum of these charges may not exceed 15% of the Company's gross revenue within any calendar year, without prior notice to and approval of the Company. The affiliate was paid management fees amounting to $153,803 during the year ended December 31, 2010.

The Company has a receivable from an affiliate of $3,464 at December 31, 2010.

Continuity Partners Group, L.L.C.

Notes to Financial Statements

Note 7.   Financial Instruments, Off-Balance Sheet Risks and Contingencies

Fair value of financial instruments: The Company's financial instruments including cash and other assets are carried at amounts that approximate fair value due to the short-term nature of those instruments.

Note 8.   Subsequent Events

The Company has evaluated subsequent events through February 24, 2011, the date on which the financial statements were available to be issued. See below for a discussion of subsequent events noted.

On January 1, 2011, the Company through a second private placement of its member units acquired interests in the intangible assets (primarily customer relationships) of 30 rep/advisors' practices, all of whom have their securities registrations with CIR. The Company issued 4,172,061 member units and $75,000 in exchange for rep/advisor practice related assets valued at $4,789,429.

On January 14, 2011 the company loaned two Class A3 members $117,600 to finance their down payment of a non-member's practice related intangible assets, primarily customer relationships.

Continuity Partners Group, L.L.C.

Schedule I. Computation of Net Capital Under Rule 15c3-1
December 31, 2010

Computation of net capital:		
Members' equity	$	13,910,350
Non-allowable assets and other charges:		
Notes receivable from members		475,092
Intangible assets - rep/advisor contribution and assignment agreements		7,942,024
Other assets		41,706
Net capital before haircuts on securities positions		5,451,528
Haircuts on money market accounts		50,023
Net capital	$	5,401,505
Computation of aggregate indebtedness:		
Items from statement of financial condition:		
Accounts payable	$	-
Accrued expenses		-
Total aggregate indebtedness	$	-
Computation of basic net capital requirement:		
Minimum requirements of 12-1/5% of aggregate indebtedness of		
$0 or $5,000, whichever is greater	$	5,000
Excess net capital	$	5,396,505
Ratio of aggregate indebtedness to net capital		-

Statement pursuant to paragraph (d) of Rule 17a-5:
There are no material differences between the amounts presented in the computations of net capital set forth above and the amounts reported in the Company's unaudited Part II A Focus report as of December 31, 2010.

Continuity Partners Group, L.L.C.

Schedule II. Computation for Determination of Reserve Requirements
Under Rule 15c3-3
December 31, 2010

None. The Company is exempt from Rule 15c3-3 pursuant to the
provisions of subparagraph (k)(1) thereof.

Schedule III. Information Relating to Possession or Control Requirements
Under Rule 15c3-3
December 31, 2010

None. The Company is exempt from Rule 15c3-3 pursuant to the
provisions of subparagraph (k)(1) thereof.

McGladrey & Pullen, LLP
Certified Public Accountants

 McGladrey

Independent Auditor's Report
on Internal Control

To the Board of Directors
Continuity Partners Group, L.L.C.
Fairfield, Iowa

In planning and performing our audit of the financial statements of Continuity Partners Group, L.L.C. (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

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Member of RSM International network, a network of independent accounting, tax and consulting firms.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

McGladrey & Pullen, LLP

Cedar Rapids, Iowa
February 24, 2011